Mark S. Kingsley 212 836-7092 Fax 212 836-6792 mkingsley@kayescholer.com 425 Park Avenue New York, New York 10022-3598 212 836-8000 Fax 212 836-8689 www.kayescholer.com
January 22, 2010
BY EDGAR AND BY HAND
Amanda Ravitz
Branch Chief – Legal
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Spirit AeroSystems Holdings, Inc.
Registration Statement on Form S-4
Filed: November 25, 2009
File No. 333-163334

Form 10-K for Fiscal Year Ended
December 31, 2008
Form 10-Q for Fiscal Quarter Ended
October 1, 2009
File No. 001-33160
Dear Ms. Ravitz:
     This letter is submitted on behalf of our client, Spirit AeroSystems Holdings, Inc. (the “Company”), in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-4 (File No. 333-163334) (the “Registration Statement”), Form 10-K for the fiscal year ended December 31, 2008 (File No. 001-33160) (the “2008 Form 10-K”) and Form 10-Q for the fiscal quarter ended October 1, 2009 (File No. 001-33160) (the “Form 10-Q”), as set forth in your letter to Jonathan A. Greenberg, Esq., the Company’s Senior Vice President, General Counsel and Secretary, dated December 22, 2009. In response to the Staff’s comments, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The information in these responses was provided to us by the Company.
     As discussed with the Staff, the Company plans to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) before the Registration Statement is declared effective by the SEC. Following the filing of the 2009 Form 10-K, the Company will file an amendment to the Registration Statement which removes the incorporation
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by reference to the 2008 Form 10-K and the Form 10-Q and incorporates the 2009 Form 10-K by reference. Accordingly, the Company will address the Staff’s relevant comments in the 2009 Form 10-K, as more fully discussed below.
     The text of each comment contained in the Staff’s letter is set forth in italics below, immediately followed by the Company’s corresponding response.
Form S-4
General
1. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
RESPONSE: We hereby confirm on behalf of the Company that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
2. Please supply an opinion of counsel as to the tax consequences of the transaction or tell us why you believe that no tax opinion is required.
RESPONSE: The Company believes that an opinion of counsel as to the tax consequences of the transaction is not required to be filed as an exhibit to the Registration Statement under Item 601(b)(8) of Regulation S-K as the U.S. federal income tax consequences of the exchange of Original Notes for Exchange Notes (as each such capitalized term is defined in Amendment No. 1) are not material to the holders of Original Notes. This is because such exchange should not constitute a significant modification of the terms of the notes and therefore should not constitute a taxable event for U.S. federal income tax purposes. Please see the discussion of Material U.S. Federal Income Tax Considerations on pages 103-106 of Amendment No. 1.
Industry and Market Data, page ii
3. Please remove the second and third sentences under this heading. You are responsible for the disclosure contained in this document.
RESPONSE: The second and third sentences under the heading “Industry and Market Data” have been removed in response to the Staff’s comment. Please see page ii of Amendment No. 1.
Overview, page 1
4. Please revise the forepart of your summary to briefly discuss and quantify your significant indebtedness and the recent downturn in aircraft demand.
RESPONSE: The “Overview” section of the summary has been revised to include a statement about the Company’s indebtedness in response to the Staff’s comment. Please see page 2 of Amendment No. 1. In addition, the discussion of the demand for commercial aerostructures in
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the “Industry Overview” section of the summary has been updated to discuss the recent downturn in aircraft demand. Please see pages 2-3 of Amendment No. 1.
5. Please provide third party substantiation for your statement that you are “the largest independent non-OEM (original equipment manufacturer) aircraft parts designer and manufacturer of commercial aerostructures in the world.” Also, specify the measure by which you lead.
RESPONSE: Concurrently with the filing of Amendment No. 1, on behalf of the Company we are supplementally providing to the Staff the materials that support the Company’s statements that it is the largest independent non-OEM (original equipment manufacturer) aircraft parts designer and manufacturer of commercial aerostructures in the world. In addition, in response to the Staff’s comment, the disclosure in Amendment No. 1 has been revised to specify that the Company is the largest independent non-OEM (original equipment manufacturer) aircraft parts designer and manufacturer of commercial aerostructures in the world based on annual revenues. Please see pages 1 and 3 of Amendment No. 1.
The Exchange Offer, page 8
6. Please confirm the offer will be open at least through midnight on the twentieth business day. Sec Rule 14d-1(g)(3) and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).
RESPONSE: We hereby confirm on behalf of the Company that the offer will be open at least through midnight on the twentieth business day.
Risk Factors, page 15
7. Please delete the fourth sentence of the introductory paragraph. If you are aware of other risks, please disclose them here.
RESPONSE: The fourth sentence of the introductory paragraph under the caption “Risk Factors” has been deleted in response to the Staff’s comment. Please see page 15 of Amendment No. 1.
Use of Proceeds, page 33
8. Revise to provide details about the indebtedness you repaid with the original notes, including maturity date, interest rate and outstanding amount.
RESPONSE: The “Use of Proceeds” section has been revised in response to the Staff’s comment. Please see page 33 of Amendment No. 1.
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Ratio of Earnings to Fixed Charges, page 35
9. Tell us what consideration you have given to disclosing a pro forma ratio.
RESPONSE: The Ratio of Earnings to Fixed Charges table has been modified to include a pro forma column in response to the Staff’s comment. No pro forma column has been included for 2008 because, as noted above, the Company will file an amendment to the Registration Statement following the filing of the 2009 Form 10-K and the amendment will include a pro forma column for 2009. Please see page 35 of and Exhibit 12.1 to Amendment No. 1.
Exhibit 5.1
10. Counsel may not limit its opinion solely to statutory law. However, we note that this legal opinion opines only as to the “(i) the General Corporation Law of Delaware, as amended, (ii) the Delaware Limited Liability Company Act and (iii) the laws of the State of New York.” Please have counsel revise its opinion to state whether these references and limitations include not only the relevant statutory provisions, but also all applicable provisions of the rules and regulations underlying these provisions, and applicable judicial and regulatory determinations.
RESPONSE: The opinion of Kaye Scholer LLP has been revised in response to the Staff’s comment. Please see page 2 of Exhibit 5.1, filed as part of Amendment No. 1.
11. Please revise final paragraph of the legal opinion to remove any implication that it cannot be relied upon as part of your filing.
RESPONSE: The opinion of Kaye Scholer LLP has been revised in response to the Staff’s comment. Please see page 2 of Exhibit 5.1, filed as part of Amendment No. 1.
Exhibit 5.2
12. Revise all assumptions to remove the NC Guarantor. Counsel must make necessary inquiries as to the subject company to give the necessary opinions.
RESPONSE: The opinion of McGuireWoods LLP has been revised to remove a number of the assumptions in response to the Staff’s comment. Standard assumptions as to the NC Guarantor with regard to the accuracy of factual matters and the genuineness of the signatures have been retained. Please see pages 1 and 2 of Exhibit 5.2, filed as part of Amendment No. 1.
13. Refer to assumption (f) of the opinion letter. This subsection assumes facts which form the basis of the legal opinion. Please have counsel delete this section.
RESPONSE: The opinion of McGuireWoods LLP has been revised to delete assumption (f) in its entirety in response to the Staff’s comment. Please see page 2 of Exhibit 5.2, filed as part of Amendment No. 1.
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14. We note that counsel has assumed the company is duly organized, validly existing and in good standing, material facts which are readily ascertainable. Please advise counsel to remove this assumption or, alternatively, to explain why it is unable to verify these facts.
RESPONSE: The opinion of McGuireWoods LLP has been revised to delete this assumption in its entirety in response to the Staff’s comment. Please see page 2 of Exhibit 5.2, filed as part of Amendment No. 1.
15. Please remove section (b) entitled non-contravention. Counsel must make whatever inquiries are necessary to give the opinion.
RESPONSE: The opinion of McGuireWoods LLP has been revised to delete section (b) entitled non-contravention in its entirety in response to the Staff’s comment. Please see page 3 of Exhibit 5.2, filed as part of Amendment No. 1.
16. Counsel may not limit reliance. Please delete the second sentence of the final paragraph.
RESPONSE: The opinion of McGuireWoods LLP has been revised to delete the second sentence of the final paragraph in response to the Staff’s comment. Please see page 3 of Exhibit 5.2, filed as part of Amendment No. 1.
Form 10-K: For Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Market Trends, page 42
17. We note that from December 31, 2006 to December 31, 2008, the balance of inventory has increased from 32 percent of total assets and 27 percent of 2006 sales to 50 percent of total assets and 50 percent of 2008 sales. We believe you should revise your MD&A to describe any known trends with respect to inventory that may materially affect your future financial position or results of operations. For example, please provide disclosure of the underlying business reasons why the balance has increased, whether this trend is expected to continue or reverse, and what impact the expected future change in inventory will have on your reported results and financial position.
RESPONSE: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) section of the 2009 Form 10-K will include the following additional disclosure in response to the Staff’s comment:
     “Inventory continues to grow both in terms of absolute dollars as well as a percentage of total assets. Inventory as a percentage of total assets was xx.x%, 50.0% and 40.2% at December 31, 2009, 2008, and 2007, respectively. This overall trend in Inventory is driven primarily by our contractually required investments in new programs which include the Boeing B787, Gulfstream G250 and G650, Airbus A350 XWB, Sikorsky CH-53K and Rolls Royce BR725 programs. The contracts for these new
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programs accounted for an increase in Inventory from 2008 to 2009 of $xxx.x million, net of the $93.0 million forward loss provision recorded in the second quarter of 2009 on our Gulfstream G250 contract. The remaining contracts, primarily for Boeing and Airbus programs, contributed only $xxx.x million to the increase in Inventory. The increases in Inventory for new programs in the last few years are a result of the application of the percentage-of-completion method of contract accounting with regard to Inventory and Revenue Recognition. Under this method, investments in new contracts, including contractual pre-production costs and recurring production costs in excess of the projected average cost to manufacture all units in the contract block, initially accumulate in Inventory for the related contract. Once production has reached a point where the cost to produce a ship set falls below such projected average cost, the Inventory balance for such program will begin to decrease. As many of our new programs are either in the pre-production phase or the early stages of recurring production, we expect that Inventory balances will continue to increase in 2010. Deferred inventory costs are evaluated for recoverability through their inclusion in the total costs used in the calculation of each contract’s estimated profit margin. When the estimated total contract costs exceed total estimated contract revenues, an Inventory reserve is established.”
Results of Operations, page 47
18. Refer to your tabular disclosure of the total number of ship set deliveries that were made to each of your major customers (i.e. Boeing, Airbus, and Hawker). We believe that you should consider supplementing your current tabular disclosure with additional information regarding the total revenue generated from your sales to each major customer. In this regard, we believe that the disclosure of revenue generated from your sales to each major customer may facilitate a more complete understanding of the extent to which your reported revenue has been impacted by changes in the number of ship set deliveries made to each customer. In addition, such disclosure may facilitate further discussion of both changes in product mix and the pricing of your products. Please revise your disclosure accordingly.
RESPONSE: In response to the Staff’s comment, the MD&A section of the 2009 Form 10-K will include the following tabular disclosure which will include revenues generated for each of the Company’s prime customers:
     “Revenue by Prime Customer:

	Twelve	Twelve	Twelve
	Months	Months	Months
	Ended	Ended	Ended
	December	December	December
	31, 2009	31, 2008	31, 2007
(Dollars in millions)

Boeing
Airbus
Hawker
Gulfstream
Other

Total
Revenue			”

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     The 2009 Form 10-K will also include a discussion on significant variances between periods caused by changes in product mix or pricing, as appropriate.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 9. Derivative and Hedging Activities, page 84
19. Refer to your table that presents the details regarding each of your interest rate swap agreements. We note that you have disclosed both a fixed interest rate and an effective fixed interest rate related to each swap agreement. Per footnote 2 to your table, the effective fixed interest rates include LIBOR Rates plus 175 basis points. However, it is not clear to us from your footnote explanation why you have disclosed an effective fixed interest rate that is 175 basis points higher than the fixed rate disclosed in your table. Given that the majority of your outstanding senior secured term loan balance is subject to the interest rate swap agreements disclosed in your table, please tell us and revise your disclosure to further clarify (i) the reason you have disclosed both a fixed interest rate and an effective fixed interest rate and (ii) the actual interest rates paid by your company pursuant to the terms of its interest rate swap agreements.
RESPONSE: In response to the Staff’s comment, the column entitled “Effective Fixed Rate” in the table set forth in the Derivative and Hedging Activities Note to the Company’s Consolidated Financial Statements in the 2008 Form 10-K will be retitled “Term B Fixed Rate” in the 2009 Form 10-K and the following footnotes will be included in the 2009 Form 10-K:

“				Term B	Fair Value,
		Variable	Fixed	Fixed	December 31,
Principal Amount	Expires	Rate	Rate (2)	Rate (3)	2009
$xxx(1)	July 20xx	LIBOR	x.xx%	x.xx%	$(x.x)

(1)	Forward-starting swap effective July 20xx entered into in .

(2)	The fixed rate represents the rate at which interest is paid by the Company pursuant to the terms of its interest rate swap agreements.

(3)	The effective Term B fixed interest rate represents the fixed rate of the derivative instrument plus the 175 basis point margin above the variable LIBOR borrowing rate we pay on the Term B loan.”
Note 15. Income Taxes, page 102
20. In future filings, please consider expanding your disclosure to discuss the underlying reasons for significant or unusual changes in the deferred tax asset and liability balances identified and disclosed in the footnotes to your financial statements. For example, given the significance of the decline in the deferred tax liability balance attributable to your “Pension and other employee benefit plans” during fiscal year 2008, we believe that additional disclosure
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related to the change in such balance may be warranted. Similarly, it may be appropriate to discuss the factors that resulted in the generation of a “Net operating loss carry-forward” during fiscal year 2008, given that you reported pre-tax income from both your U.S and International operations during fiscal year 2008. Please expand your disclosure in future filings or advise.
RESPONSE: The Company agrees with the Staff’s comment, and the Income Taxes Note to the Company’s Consolidated Financial Statements in the 2009 Form 10-K will include disclosure of significant or unusual changes in the Company’s deferred tax asset and liability balances.
     In response to specific examples raised in the Staff’s comment, the following additional disclosure will be included:
“Pension and other employee benefit plans
     Due primarily to deteriorating stock market conditions in 2008, our U.S. pension plan experienced a decline in the fair value of plan assets and a related decline in the funded status of the pension plan that was recognized in other comprehensive income. At the end of fiscal year 2007, our deferred tax liability attributable to the pension plan was primarily attributable to tax effects on market gains since inception. Most of the $96.1 million decrease in this deferred tax liability between 2007 and 2008 resulted from the tax effect on the market loss suffered by the pension plan.
Net operating loss carryforward
     While we did recognize book income related to international operations, which primarily related to the United Kingdom in 2008, due to tax timing recognition differences we incurred a taxable loss in the United Kingdom in 2008. This net operating loss was primarily caused by the United Kingdom’s tax treatment of its long-term contract income accounting and capital allowances.”
Note 16. Earnings per Share Calculation, page 106
21. Please tell us and disclose why the “weighted average number of common shares outstanding” used in your computations of basic earnings per share (“EPS”) for fiscal years 2008, 2007, and 2006 was less than the number of outstanding common shares at both the beginning and ending of each respective period, per your consolidated statements of stockholders’ equity.
RESPONSE: The “weighted average number of common shares outstanding” used in the computations of basic EPS for fiscal years 2008, 2007 and 2006 is less than the number of outstanding common shares at both the beginning and ending of each of the annual periods as the outstanding common shares figures include shares issued under stock compensation plans but not yet vested, while the “weighted average number of common shares outstanding” excludes unvested shares issued under stock compensation plans or includes them only following vesting
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on a weighted average basis based on vesting date if the vesting takes place in the period for which the calculation is made. The footnote disclosure in the 2009 Form 10-K will include the following disclosure:
     “The balance of outstanding common shares presented in the consolidated statement of shareholders’ equity was xxx.x, 139.9 and 139.5 million at December 31, 2009, 2008 and 2007, respectively. Included in the outstanding common shares were x.x, 2.9 and 2.8 million of issued but unvested shares at December 31, 2009, 2008 and 2007, respectively, which are excluded from the basic EPS calculation.”
Form 10-Q: For Fiscal Quarter Ended October 1, 2009
Item 1. Condensed Consolidated Financial Statements (unaudited)
Note 4. Inventory, page 8
22. Refer to your disclosure in Note 4 to your financial statements for the quarterly period ended October 1, 2009, as well as Note 4 to your financial statements for the fiscal year ended December 31, 2008. We note that you have capitalized significant inventory costs, including significant pre-production costs, related to the planned production of components for Gulfstream aircraft. In addition, based upon your MD&A disclosure in the Form 10-Q for the quarterly period ended October 1, 2009, you recognized a significant forward-loss charge related to the Gulfstream G250 jet program during the second quarter of fiscal year 2009. Although (i) capitalized inventory costs attributable to your contract with Gulfstream appear to be material relative to your total inventory balances reported at December 31, 2008 and October 1, 2009 and (ii) the forward-loss charge recognized on the Gulfstream G250 jet program was material relative to your income reported for the nine-month period ended October 1, 2009, you have only provided limited disclosure regarding your contract for the production of Gulfstream components. In this regard, please tell us and disclose in MD&A, as appropriate, the significant terms of your contract with Gulfstream. In addition, expand your MD&A disclosure to discuss the underlying factors that resulted in the recognition of a forward-loss charge related to the Gulfstream G250 jet program. Finally, confirm to us that any other contracts that may become material to your operations or financial condition in future periods will be adequately discussed in future filings. Please provide your proposed expanded disclosure as part of your response.
RESPONSE: In response to the Staff’s comment:
     a. The following disclosure will be included in the “Results of Operations” section of the MD&A in the 2009 Form 10-K:
     “In the second quarter of 2009, we recorded a $93.0 million forward-loss charge for the Gulfstream G250 business jet program. Under our contract for this program, we have the exclusive right to design, develop and manufacture wing components over the life of the program. The contract provides for fixed prices, which are subject to annual formulaic adjustment based on changes in certain specified cost indices. In addition, the G250 contract requires us to fund certain up-front development expenses. The G250
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program charge resulted from the combination of higher than anticipated non-recurring costs, increased forecasted costs on recurring production and a decrease in the estimated number of units to be produced over which the increased non-recurring costs will be spread. The increases in costs were driven by several factors, including: changing technical requirements, overspending on the design and engineering phase of the program and uncertainty in our ability to secure long-term contracts with suppliers at projected cost levels. The decrease in the estimated number of units to be produced under the contract was due to deterioration in the global economy and decreasing demand for mid-sized business jets. Further cost increases or an inability to meet revised recurring cost forecasts on the G250 program may result in additional forward-loss reserves in future periods, while improvements in future costs compared to current estimates may result in favorable adjustments if forward-loss reserves are no longer required.”
     b. The following disclosure will be included in the “Critical Accounting Policies” section of the MD&A in the 2009 Form 10-K:
     “New Programs
     A significant portion of the Company’s future revenues is expected to be derived from new programs on which we may be contracted to provide design and engineering services, recurring production, or both. There are several risks inherent to such new programs. In the design and engineering phase, we may incur costs in excess of our forecasts due to several factors, including cost overruns, customer directed change orders and delays in the overall program. We may also incur higher than expected recurring production costs, which may be caused by a variety of factors, including the future impact of engineering changes (or other change orders) or our inability to secure contracts with our suppliers at projected cost levels. Our ability to recover these excess costs from the customer will depend on several factors, including our rights under our contracts for the new programs. In determining our profits and losses in accordance with the percentage-of-completion method of contract accounting, we are required to make significant assumptions regarding our future costs, as well as the estimated number of units to be manufactured under the contract and other variables. We continually review and update our assumptions based on market trends and our most recent experience. If we make material changes to our assumptions, such as a reduction in the estimated number of units to be produced under the contract (which could be caused by emerging market trends or other factors), an increase in future production costs or a change in the recoverability of increased design or production costs, we may experience negative cumulative catch up adjustments related to revenues previously recognized. In extreme cases, we may recognize forward loss amounts. For a broader description of the various types of risks we face related to new programs, see “Risk Factors — Risk Factors Related to Our Business and Industry.”
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          c. We confirm on behalf of the Company that future filings will include disclosure regarding contracts that are expected to have a material adverse impact on the Company’s results of operations or financial condition in future periods.
23. We note that inventory includes significant amounts of capitalized pre-production costs and deferred excess-over-average costs. To provide increased transparency with respect to the impact of these amounts on your results of operations, please consider revising to include a roll-forward of these items, including amounts charged to expense in each period.
RESPONSE: In response to the Staff’s comment, the Inventory Note to the Company’s Consolidated Financial Statements in the 2009 Form 10-K will include the following tabular disclosure:
The following is a roll forward of the capitalized preproduction balances at December 31, 2009:

“	2009			2008
Balance-January 1	$	xxx.x		$	xxx.x
Capitalized costs		x.x			x.x
Charges to cost of sales		(x.x	)		(x.x	)

Balance-December 31	$	xxx.x		$	xxx.x

The following is a roll forward of the deferred production balance at December 31, 2009:

	2009			2008
Balance-January 1	$	xxx.x		$	xxx.x
Capitalized costs		x.x			x.x
Charges to cost of sales		(x.x	)		(x.x	)

Balance-December 31	$	xxx.x		$	xxx.x	”

Note 19. Commitments, Contingencies and Guarantees Litigation, page 23
24. Per your footnote disclosure, no reserve balance was recorded for loss contingencies as of October 1, 2009. However, we note that Boeing intends to seek indemnification from your company for an adverse opinion and award rendered by an arbitrator against Boeing on March 5, 2009 and affirmed by the United States District Court for the Northern District of Illinois on September 16, 2009. Given that you have not recognized a contingent loss related to the aforementioned matter, please tell us (i) why you do not believe that it is probable that your company had incurred a liability at October 1, 2009 based upon the indemnification terms included in the “Asset Purchase Agreement” between you and Boeing and/or (ii) why you could not reasonably estimate the amount of loss/liability that is expected to result from those indemnification terms. Refer to FASB ASC 450-20-25-2 (formerly paragraph 8 of SFAS No. 5) for guidance. To the extent that you have concluded that the conditions for the recognition of a loss were not met as of October 1, 2009, it would still appear that there was at least a reasonable possibility that a loss had been incurred as of such date. Furthermore, given that a judgment has been rendered against Boeing, it would appear that an estimate of the possible loss
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or range of loss could have been made at October 1, 2009. In this regard, please tell why you did not disclose an estimated loss in Note 19 to your financial statements. Refer to FASB ASC 450-20-50-3 and 50-4 (formerly paragraph 10 of SFAS No. 5) for further guidance. As part of your response, please also tell us the amount for which Boeing is seeking to be indemnified.
RESPONSE: Based on present data, the Company believes it is not probable that it has incurred a liability related to the UAW grievance referred to in the Staff’s comment because (a) Boeing is appealing the decision and the Company believes the appeal has merit, and (b) even if Boeing were to lose the appeal, the Company believes it does not owe Boeing indemnification for this matter based on a variety of legal defenses.
     The Company did not disclose an estimated loss with regard to the UAW grievance because the awards in this matter are equitable in nature and have not been reduced to a specific sum. To date, Boeing has not demanded a sum certain from the Company. Furthermore, based on present data, the Company believes the likelihood that it would incur a material loss from Boeing’s indemnity claim is remote.
25. We note that the claims asserted by the Plaintiffs in the civil action titled Harkness et al v. The Boeing Company et al. are similar to the claims asserted in the grievance for which Boeing is seeking indemnification. In this regard, please tell us whether you have considered the outcome of the arbitration related to the grievance against Boeing when assessing whether or not it is probable or reasonably possible that you have incurred a loss related to the matters underlying Harkness et al v. The Boeing Company et al.
RESPONSE: The Company has considered the outcome of the UAW grievance referred to in the Staff’s comment number 24 in analyzing whether a loss in the Harkness matter is probable. The Company has determined that a loss in the Harkness matter is neither probable nor reasonably possible at this time, based on a variety of defenses it has to Boeing’s indemnity claim, and a number of significant differences between the UAW and Harkness matters.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Cash Flow Nine Months Ended October 1, 2009 Compared to Nine Months Ended September 25, 2009 Operating Activities, page 32
26. While we acknowledge that you have discussed net cash provided by or (used in) operating activities based upon cash receipts and cash disbursements, your disclosure does not appear to address all factors that have materially impacted your reported cash flows used in operations during the nine-month period ended October 1, 2009. For example, we note that your expenditures related to inventory were material during the nine-month period ended October 1, 2009, but have not been addressed by your disclosure. Furthermore, you reference the changes in operating results, without discussing actual changes in cash receipts (e.g., receipts from sales) or changes in cash disbursements that have resulted. In this regard, please expand your discussion of cash flows from operating activities to address all material changes to your company’s cash receipts and cash disbursements – including the underlying reasons for or drivers of such changes, as applicable. For further guidance, refer to Section IV.B of our
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interpretive release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please provide your proposed expanded disclosure as part of your response.
RESPONSE: In response to the Staff’s comment, the Cash Flow subsection of the MD&A section of the 2009 Form 10-K will include the following disclosure:
     “Twelve Months Ended December 31, 2009
     Operating Activities. For the twelve months ended December 31, 2009, we had a net cash outflow of $xxx.x million from operating activities, a decrease of $xxx.x million, as compared to a net cash inflow of $210.7 million for the same period in the prior year. The decrease in cash provided from operations in 2009 was primarily due to lower net income and decreased customer advances received of $xxx.x million as compared to $xxx.x million of customer advances received in 2008. Additionally, the impact to Inventory related to production of B787 units for which we currently receive no cash upon delivery was $xxx.x million as compared to $xxx.x million in 2008. The increase year-over-year is primarily attributable to deferred production costs associated with delivering ten B787 ship sets in 2009 as compared to three in 2008. The revenue we recognized upon delivery of B787 ship sets in 2009 did not result in cash receipts, resulting instead in the liquidation of customer advances. This will continue until cash payments for the B787 units resume, prior to the delivery of the 50th unit. Additionally, increases in Inventory related to the B787 will continue to consume incremental amounts of cash until the cost to build a ship set falls below the ship set price recognized at delivery. Increased spending on derivatives and new programs year-over-year also had an impact of $xxx.x million on Inventory.”
     Thank you for your assistance regarding this matter. Please contact Joel I. Greenberg at (212) 836-8201 or me at (212) 836-7092 with any further comments or questions you may have.

Sincerely,
/s/ Mark S. Kingsley
Mark S. Kingsley

cc:	Tarik Gause Lyn Shenk Jeffrey Sears Jonathan A. Greenberg Joel I. Greenberg
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